SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Fiscal Year Ended December 30, 2003
Commission File Number 33-42485

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

COMERICA INCORPORATED PREFERRED SAVINGS PLAN

B. Name of issuer of securities held pursuant to the Plan and address of its principal executive office:

COMERICA INCORPORATED
Comerica Tower at
One Detroit Center
500 Woodward Avenue
Detroit, Michigan 48226

INFORMATION FURNISHED WITH RESPECT TO THE PLAN

The following financial statements, notes to financial statements and consents are included in this Report:

1.	Financial statements for the Plan consisting of:

A.	Report of Independent Auditors.

B.	Financial Statements

1.	Statements of Assets Available for Benefits as of December 30, 2003 and 2002.

2.	Statement of Changes in Assets Available for Benefits for the Year Ended December 30, 2003.

3.	Notes to Financial Statements

C.	Supplemental Schedules to Financial Statements.

2.	Consent of Independent Auditors.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Comerica Incorporated Preferred Savings Plan
By:	/s/ Carol H. Rodriguez
Carol H. Rodriguez
Vice President, Senior Counsel and Assistant Secretary, Comerica Incorporated

Dated:  May 21, 2004

INDEX

Name of Document

1.	Comerica Incorporated Preferred Savings
Plan Financial Statements and Supplemental Schedules as of
December 30, 2003 and 2002 and Year Ended December 30, 2003
(Including Report of Independent Auditors).

2.	Consent of Ernst and Young LLP.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Comerica Incorporated Preferred Savings Plan

December 30, 2003 and 2002 and Year Ended December 30, 2003
with Report of Independent Auditors

Comerica Incorporated
Preferred Savings Plan

Financial Statements and Supplemental Schedules

December 30, 2003 and 2002 and
Year Ended December 30, 2003

Report of Independent Auditors

Employee Benefits Committee
Comerica Incorporated Preferred Savings Plan

We have audited the accompanying statements of assets available for benefits of the Comerica Incorporated Preferred Savings Plan as of December 30, 2003 and 2002 and the related statement of changes in assets available for benefits for the year ended December 30, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 30, 2003 and 2002 and the changes in its assets available for benefits for the year ended December 30, 2003, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 30, 2003 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

May 17, 2004

Comerica Incorporated Preferred Savings Plan

Statements of Assets Available for Benefits

	December 30,
	2003	2002
Assets
Investments, at fair value:
Mutual and money market funds	$174,208,361	$122,110,720
Collective trust funds	205,849,619	167,015,973
Comerica Incorporated Common Stock	252,859,573	194,380,609
Participant loans	18,555,301	19,005,399

Total investments	651,472,854	502,512,701

Accrued income	2,517,042	2,568,172
Contribution receivable	5,940,374	2,066,000

Total assets	$659,930,270	$507,146,873

See accompanying notes.

Comerica Incorporated Preferred Savings Plan

Statement of Changes in Assets
Available for Benefits

Year Ended December 30, 2003

Additions
Participant contributions	$37,201,978
Employer contributions	12,093,765
Interest and dividend income	17,218,902

Total additions	66,514,645

Deductions
Distributions to participants	28,852,388
Loan fees	174,861

Total deductions	29,027,249

Net appreciation in fair value of investments	115,296,001

Net increase	152,783,397
Assets available for benefits:
Beginning of year	507,146,873

End of year	$659,930,270

See accompanying notes.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements

December 30, 2003 and 2002 and
Year Ended December 30, 2003

1.	Description of the Plan

The Comerica Incorporated Preferred Savings Plan (the “Plan”) is a defined contribution plan covering all eligible employees of Comerica Incorporated (the “Corporation”) and certain subsidiaries.

Information about the Plan agreement, participants’ investment alternatives and the vesting and benefit provisions is contained in the summary plan description captioned Comerica Incorporated Preferred Savings Plan. Copies of this summary plan description are available through the Corporation’s Human Resources Office.

Participants may make annual contributions to the Plan on a pre-tax basis, not to exceed the lesser of 50%, of the participant’s annual compensation or the IRS allowed maximum ($12,000, plus an additional $2,000 for participants over 50 years of age, in 2003 and $11,000, plus an additional $1,000 for participants over 50 years of age, in 2002).

The Corporation will match a percentage of the first $3,000 of the participant’s pre-tax contributions, as defined by the Plan. In addition, the Corporation may make discretionary contributions based upon attaining certain corporate financial performance measurements. Both the Corporation match and discretionary contribution are invested in the Corporation’s common stock.

Participants’ investments in the Corporation’s common stock, including vested corporate matching contributions, are held in an Employee Stock Ownership Plan (ESOP). Participants may elect to either reinvest the dividends in the Corporation’s common stock within the Plan or receive the dividends as cash with their regular pay.

Contributions receivable represent amounts due from the Corporation under a performance match program, which rewards employees through a corporate contribution to the participants’ accounts.

Participants direct the investment of their accounts, except the nonparticipant–directed investment in the Corporation’s common stock, among the investment funds offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements

December 30, 2003 and 2002 and
Year Ended December 30, 2003

1.	Description of the Plan (continued)

Employer matches and employer contributions are held in a restricted Comerica Incorporated common stock account until the end of the calendar year, when the assets held in such account become vested and unrestricted and, therefore, eligible to be reallocated to other fund options. Approximately $6.2 million of restricted common stock was transferred to unrestricted funds during the plan year ended December 30, 2003.

Unallocated matching employer contributions are retained in the Plan and used to reduce future employer contributions. Such amounts totaled $490,826 in 2003 and are combined with employer contributions in the accompanying statement of changes in assets available for benefits. There are $4,707 and $1,323 of unallocated matching employer contributions in the Comerica Incorporated Stock Fund balance as of December 30, 2003 and 2002, respectively.

The Corporation has the right to amend or terminate the Plan at any time. In the event the Plan is terminated, all participants’ accounts become fully vested and nonforfeitable.

2.	Summary of Significant Accounting Policies

The fair values of the participation units owned by the Plan in mutual and collective trust funds are based on the net asset values on the last business day of the plan year.

Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.

The fair value of investments in the Corporation’s common stock is based on the last reported sales price on the last business day of the plan year as traded on the New York Stock Exchange.

The participant loans are valued at their outstanding balances, which approximate fair value.

Administrative expenses incurred in connection with the operation of the Plan are borne by the Corporation, except for a $10 per quarter loan fee paid by participants, which is reported in loan fees in the accompanying statement of changes in assets available for benefits. In addition, a one-time $50 loan application fee is paid by the participant directly to the Plan Trustee for each new loan.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements

December 30, 2003 and 2002 and
Year Ended December 30, 2003

2.	Summary of Significant Accounting Policies (continued)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.	Investments

The fair value of individual investments that represent 5% or more of the Plan assets at the end of the respective years are as follows:

	December 30
	2003	2002
*Comerica Incorporated Common Stock	$252,859,573	$194,380,609
Comerica S&P 500 Index Fund	103,395,162	78,030,248
Comerica Stable Value Fund	102,454,457	88,985,725

                           *includes nonparticipant–directed investment

During 2003, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Year Ended
December 30,
2003
Mutual and money market funds	$31,504,417
Collective trust funds	22,694,453
Common Stock	61,097,131

$115,296,001

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements

December 30, 2003 and 2002 and
Year Ended December 30, 2003

4.	Nonparticipant-Directed Investments

The following information represents the net assets and the significant components of changes in net assets related to the nonparticipant-directed portion of the Comerica Incorporated Common Stock investment.

	December 30
	2003	2002
Investment, at fair value:
Comerica Incorporated Common Stock	$8,400,910	$4,893,961

Year Ended
December 30,
2003
Changes in net assets:
Employer contributions	$6,148,754
Interest and dividend income	215,132
Distributions to participants	(120,012)
Net appreciation in fair value of investments	3,503,111
Transfer of assets from restricted common stock account to unrestricted account	(6,240,036)

Increase in net assets	$3,506,949

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements (continued)

December 30, 2003 and 2002 and
Year Ended December 30, 2003

5. Transactions with Parties–in–Interest

The following is a summary of transactions (at cost) with parties–in–interest:

		Comerica	Munder
	Comerica	Stable	Cash	Munder	Munder Instl.	Munder
	Incorporated	Value	Investment	Multi-Season	S&P 500 Index	Bond
	Common Stock	Fund	Fund	Growth Fund	Fund	Fund
Balance at December 31, 2001	$180,489,263	$77,591,044	$—	$42,927,608	$66,907,301	$2,525,558
Purchases in 2002	39,250,331	42,185,250	61,927,192	1,765,085	10,649,958	3,871,291
Sales in 2002	38,873,346	30,790,569	61,927,192	4,636,211	12,767,450	1,987,973
Transfer to/from funds	—	—	—	(40,056,482)	(64,789,809)	—

Balance at December 30, 2002	180,866,248	88,985,725	—	—	—	4,408,876
Purchases in 2003	36,143,023	34,404,499	69,859,087	—	—	3,557,806
Sales in 2003	29,925,077	25,637,771	69,859,087	—	—	2,696,465
Transfer to/from funds	(3,508,780)	4,702,004	—	—	—	(18,383)

Balance at December 30, 2003	$183,575,414	$102,454,457	$—	$—	$—	$5,251,834

	Munder	Munder	Munder	Munder	Munder	Comerica
	Large Cap	U.S. Government	S&P Small Cap	MidCap	S&P MidCap	S&P 500 Index
	Value Fund	Income Fund	Index Fund	Select Fund	Index Fund	Fund	Total
Balance at December 31, 2001	$7,539,942	$10,972,324	$—	$—	$—	$—	$388,953,040
Purchases in 2002	1,808,156	8,743,124	378,060	—	8,033,517	2,533,253	181,145,217
Sales in 2002	1,543,629	4,018,779	52,578	—	789,690	2,950,237	160,337,654
Transfer to/from funds	—	—	—	—	—	73,609,185	(31,237,106)

Balance at December 30, 2002	7,804,469	15,696,669	325,482	—	7,243,827	73,192,201	378,523,497
Purchases in 2003	1,740,277	4,990,772	2,281,395	1,677,130	3,004,979	15,277,141	172,936,109
Sales in 2003	1,343,341	4,833,889	663,759	878,159	1,280,303	10,737,641	147,855,492
Transfer to/from funds	(39,762)	(90,429)	—	6,455,123	(33)	—	7,499,740

Balance at December 30, 2003	$8,161,643	$15,763,123	$1,943,118	$7,254,094	$8,968,470	$77,731,701	$411,103,854

The Munder mutual funds are managed by Munder Capital Management, a consolidated subsidiary of Comerica Incorporated.

Comerica Incorporated Preferred Savings Plan

Notes to Financial Statements

December 30, 2003 and 2002 and
Year Ended December 30, 2003

6.	Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 14, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7.	Differences Between Financial Statements and Form 5500

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid. Amounts allocated on Form 5500 to withdrawn participants at December 30, 2003 and 2002, respectively, were $2,522,459 and $1,422,494.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

9.	Subsequent Event — Corrective Contribution

As a result of a Department of Labor finding in 2004 related to the method of payment of the participant loan origination fees from 1998 through 2003, the Corporation plans to make a corrective contribution to the Plan in 2004, of approximately $400,000. The final amount will be included in the 2004 financial statements.

Supplemental Schedules

Comerica Incorporated Preferred Savings Plan

EIN: 38-1998421                    Plan Number: 002

Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)

December 30, 2003

	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value

*Munder Mutual Funds	S&P MidCap Index Fund—1,007,829 shares
S&P Small Cap Index Fund—167,860 shares
MidCap Select Fund—505,205 shares
Bond Fund—547,229 shares
Large Cap Value Fund—651,137 shares
	U.S. Government Income Fund—1,514,973 shares	** ** ** ** ** **	$10,824,086 2,198,963 8,462,176 5,302,647 8,380,136 15,634,517

AIM Funds	AIM Basic Value Fund—467,874 shares AIM Blue Chip Fund—1,086,241 shares	** **	13,671,277 12,144,169

Neuberger Berman	Genesis Fund—544,427 shares	**	20,328,891

Fidelity Advisor	Fidelity Advisor Diversified International Fund—23,314 shares	**	365,098

Franklin/Templeton Investments	Franklin Rising Dividends Fund—620,381 shares Templeton Growth Fund—683,446 shares	** **	18,400,509 14,051,646

MFS	MFS New Discovery Fund—986,556 shares	**	15,252,155

Putnam Investments	Putnam International Growth Fund—725,040 shares	**	14,892,324

Van Kampen Funds	Van Kampen Equity & Income Fund—1,812,391 shares	**	14,299,767

*Comerica Collective Trust Funds	Stable Value Fund—102,454,457 shares S&P 500 Index Fund—10,947,775 shares	** **	102,454,457 103,395,162

*Comerica Incorporated	Common Stock—4,489,827 shares	$183,575,414	252,859,573

*Participant Loans	Interest rate range: 6% to 10.5%, with various maturity dates	—	18,555,301

Total Investments			$651,472,854

*Party-in-interest.
** Disclosure of historical cost information is not required for participant-directed investments.

Comerica Incorporated Preferred Savings Plan

Employer ID # 1998421
Plan # 002

Schedule H, Line 4j — Schedule of Reportable Transactions

Year Ended December 30, 2003

Description
	of Asset				Expense		Current Value
	(Including Interest				Incurred		of Asset on
	Rate and Maturity	Purchase	Selling	Lease	with	Cost of	Transaction	Net Gain
Identity of Party Involved	in Case of a Loan)	Price	Price	Rental	Transaction*	Asset	Date	(Loss)

Category (iii)—A series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5% of the current value of plan assets:
Comerica Incorporated	Common Stock:
	235 purchases	$36,143,023				$36,143,023	$36,143,023
	337 sales		$34,679,477			29,925,077	34,679,477	$4,754,400

* The commissions and fees related to purchases and sales of investments are included in the cost of investment or proceeds from the sale and are not separately identified by the Trustee.

There were no category i), ii), or iv) reportable transactions.

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements listed below, of our report on the financial statements and supplemental schedules of Comerica Incorporated Preferred Savings Plan dated May 17, 2004 included in this Annual Report on Form 11-K for the year ended December 30, 2003:

     Registration Statement No. 33-42485 on Form S-8 dated August 29, 1991

     Registration Statement No. 33-49964 on Form S-8 dated July 23, 1992

     Registration Statement No. 33-49966 on Form S-8 dated July 23, 1992

     Registration Statement No. 33-53220 on Form S-8 dated October 13, 1992

     Registration Statement No. 333-00839 on Form S-8 dated February 9, 1996

     Registration Statement No. 333-24567 on Form S-8 dated April 4, 1997

     Registration Statement No. 333-50966 on Form S-8 dated November 30, 2000

/s/Ernst & Young LLP

Detroit, Michigan
May 17, 2004